February 2 2012

RESTRUCTURE, RECAPITALISATION AND REFINANCING PLAN FOR ANOORAQ AND THE
BOKONI GROUP OF COMPANIES, FURTHER CAUTIONARY ANNOUNCEMENT

1.	Introduction

The boards of directors of Anglo American Platinum Corporation (“Amplats”) (JSE: AMS), a 79% held subsidiary of Anglo American plc, and Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) (collectively “the Parties”) are pleased to announce that they have agreed the key terms in respect of a transaction to restructure, recapitalise and refinance Anooraq and the Bokoni group of companies (“Bokoni group”) (the “Transaction”).

2.	Background

In July 2009, the Parties entered into a transaction that resulted in the creation of the Bokoni group by consolidating Bokoni Platinum Mine (formerly Lebowa Platinum Mine), as well as the Ga-Phasha, Boikgantsho and Kwanda Platinum Group Metals (“PGM”) projects under one consolidated group structure. Anooraq acquired 51% of the Bokoni group, which acquisition involved Anooraq vending in its existing 50% share in the Ga-Phasha, Boikgantsho and Kwanda joint venture projects, and acquiring an additional effective 1% controlling interest in them with Amplats retaining a 49% shareholding in the Bokoni group. Anooraq acquired its 51% interest in the Bokoni group for a net cash consideration of ZAR2.6 billion (US$325 million1 ). The net cash consideration was settled by way of a cash payment of ZAR1.5 billion (US$188 million), and through the issue to Amplats of convertible preference shares (“B preference shares”), which entitled Amplats to convert its B preference shares into 115.8 million Anooraq common shares, representing 26% of Anooraq’s fully diluted issued share capital, at any time prior to 1 July 2018 (the “Original Transaction”).

The Original Transaction sought to transform the South African PGM mining landscape by Amplats facilitating the transformation of Anooraq into a significant and sustainable, historically disadvantaged South African (“HDSA”) controlled PGM producer. It comprised a cornerstone empowerment transaction for Amplats in complying with the 2014 HDSA ownership requirements, as required by the Mining Charter for the conversion of its ‘old-order’ mining rights to ‘new-order’ mining rights in terms of the Mineral and Petroleum Resources Development Act.

3.	Transaction rationale

In April 2011 the Parties initiated a detailed review of the technical assumptions informing the Original Transaction and its associated financing structure. The review has resulted in the Parties agreeing to a new strategic approach and operating plan for the Bokoni group, as well as a recapitalisation and refinancing plan to facilitate its new growth plan.

The new strategic plan for the Bokoni group results in the disposal of undeveloped PGM ounces to Amplats, recapitalisation and refinancing of Anooraq and the Bokoni group, together with accelerated production growth at Bokoni Platinum Mine.

_______________________________________ [1] All financial numbers quoted in US dollars are converted at a rate of ZAR8:US$1.

Results of technical review

3.1

The emphasis for Bokoni Platinum Mine going forward will be its new Brakfontein Merensky and Middelpunt Hill (“MPH”) UG2 expansion projects currently under development, while the mature Merensky operations at Vertical and UM2 shafts will terminate within the next five years. This will allow management to focus on an accelerated development plan for Bokoni Platinum Mine’s lower cost new shaft operations, which will replace existing production from mature, high cost operations by 2016.

3.2

The Parties have agreed that the Bokoni Platinum Mine 2009 development plan to maintain steady state production at 160,000 tonnes per month (“tpm”) through to 2020 is not the optimal extraction strategy for the large resource base at Bokoni. Accordingly, the Parties have agreed on a new mineral extraction strategy to accelerate the MPH Delta 80 UG2 expansion plan, which is expected to increase existing UG2 production at Bokoni Platinum Mine. The expansion project is expected to bring forward 100,000 PGM ounces per annum of new production at Bokoni Platinum Mine to 2016, which had previously been scheduled until after 2020.

The total Bokoni Platinum Mine revised development plan will expand its production to a steady state operation of 245,000tpm by 2016.

3.3

The Parties have determined to effect a strategic re-alignment of the Bokoni group’s exploration and development mineral assets. Accordingly, the Parties have agreed to split the Ga-Phasha development project into an Eastern and Western section. The Eastern section, comprising the Paschaskraal and De Kamp mineral properties, will be consolidated into Amplats’ adjacent Twickenham operation, while the Western section, comprising the Klipfontein and Avoca mineral properties, will be consolidated into the adjacent Bokoni Platinum Mine operations. The Parties have identified the potential to access the Western section of Ga-Phasha through existing shaft infrastructure established at Bokoni’s Brakfontein property.

In addition, the Parties have determined that the Bokoni group’s Northern Limb Boikgantsho project has a strong strategic fit with Amplats’ flagship Mogalakwena North expansion plans and that this project should be consolidated into Amplats’ adjacent low cost and open cast Mogalakwena operations.

In summary, Amplats will, through a series of related transactions, acquire the whole of the Boikgantsho project and the Eastern section of the Ga-Phasha project. On implementation of these transactions, the effective net consideration of ZAR1.7 billion received by Anooraq will be applied to reduce its approximately ZAR3.0 billion debt owing to Amplats.

3.4

The acceleration of the MPH Delta 80 UG2 project will require the establishment of a new UG2 concentrator plant at the Bokoni Platinum Mine to treat the additional UG2 ore generated at the operations. The new UG2 concentrator plant is expected to expand Bokoni Platinum Mine’s current UG2 processing capacity from 65,000tpm to 165,000tpm, while total processing capacity is expected to increase to 265,000tpm by 2016.

Revised production, cost and capital expenditure estimates

  Bokoni Platinum Mine will seek to increase production from its current base to a minimum of 300,000 PGM ounces per annum by 2016. This growth profile includes the additional production ounces to be generated from the MPH Delta 80 UG2 expansion project and completion of the Brakfontein Merensky expansion project.

  Together with a shift from higher cost shaft operations to the new lower cost shaft operations at Bokoni Platinum Mine, the increased production volumes at the operations are expected to result in unit cost reductions.

  The capital cost estimate for the new development plan at Bokoni Platinum Mine is ZAR2.6 billion (US$325 million). This estimate includes capital required for the completion of the Brakfontein Merensky expansion project and construction of the MPH Delta 80 UG2 expansion project, together with a new UG2 concentrator plant.

Results of financial review:

Anooraq assumed ZAR1.7 billion (US$213 million) of acquisition debt to finance the Original Transaction. In addition, Anooraq assumed a ZAR750 million (US$94 million) cashflow shortfall facility to fund its operating and capital cashflow requirements at Bokoni Platinum Mine between 2009 and 2012. With effect from 28 April 2011, Amplats assumed all of Anooraq’s outstanding debt facilities. At 31 December 2011, Anooraq’s attributable debt, including capitalised interest, had increased to approximately ZAR3 billion (US$375 million). This has resulted in a highly leveraged balance sheet position for Anooraq, which management considers excessive and undesirable in light of current global economic conditions and risks related to being highly leveraged (as described in Anooraq’s annual information form for the year ended 31 December, 2010 available on SEDAR at www.sedar.com).

The Parties have agreed to refinance, deleverage and recapitalise the Anooraq and Bokoni group balance sheets, with current debt terms to be revised, in order to ensure that both Anooraq and the Bokoni group are fully funded on a sustainable basis to finance Bokoni Platinum Mine’s growth plans through to 2020. The Parties have agreed to implement this financial restructure plan on the basis described in the Transaction Overview below.

4.	Transaction Overview

The key features of the Transaction include, inter alia:

4.1

Amplats will, through a series of related transactions, acquire the whole of the Boikgantsho project and the Eastern section of the Ga-Phasha project. On implementation of these transactions, the effective net consideration of ZAR1.7 billion received by Anooraq will be applied to reduce its approximately ZAR3.0 billion debt owing to Amplats.

4.2

The Parties will enter into an interest standstill agreement with respect to existing debt owing to Amplats effective 1 July 2011 through to 30 April 2012. This translates into an interest saving of approximately ZAR300 million (US$37.5 million) for Anooraq over the standstill period.

4.3

The net effect of the asset disposal and application of the proceeds thereof against existing debt, together with the interest standstill agreement described above is that Anooraq’s existing attributable debt owing to Amplats will reduce by 66% from approximately ZAR3 billion (US$375 million) to approximately ZAR1 billion (US$125 million).

4.4

The historical debt balance owing by Anooraq to Amplats following the asset disposal and interest standstill agreement (approximately ZAR1 billion (US$125 million)) will be consolidated under one new debt facility (the “Consolidated Debt Facility”).

4.5

Amplats will provide further debt funding to Anooraq under the Consolidated Debt Facility of an amount of up to ZAR1.3 billion (US$163 million), with a maximum total facility limit of ZAR2.3 billion (US$288 million). Anooraq will utilise this extended facility to fund its attributable share of the Brakfontein and MPH Delta 80 UG2 expansion projects, including the construction of a new UG2 concentrator plant at Bokoni Platinum Mine.

4.6

The Consolidated Debt Facility will be available to Anooraq for 9 years terminating on 31 December 2020 and will attract a variable interest rate. The variable interest rate will be determined by adding a fixed margin to 3-month JIBAR. The Consolidated Debt Facility will attract a reduced interest rate during the initial term (comprising the capital intensive phase of the growth operations at Bokoni Platinum Mine through to 2016) and escalating at an increased rate depending on the amount owing by Anooraq under the Consolidated Debt Facility over the funding period. The table below sets out the implied variable interest rate profile payable by Anooraq over the funding period term.

Debt balance	2012 (%)	2013 (%)	2014 (%)	2015 (%)	2016 (%)	2017 (%)	2018 (%)	2019 (%)	2020 (%)
First tranche (ZAR1 billion)	0.0	0.0	0.0	2.5	5.0	7.5	10.0	15.0	15.0
Second tranche (ZAR1 billion)	5.0	5.0	10.0	10.0	12.5	15.0	15.0	20.0	20.0
Third tranche (ZAR300 million)	15.0	15.0	15.0	15.0	20.0	20.0	20.0	25.0	25.0
Estimated weighted average interest rate (%)	0.5	1.4	4.3	6.9	9.4	10.8	11.6	15.0	15.0

The weighted average interest rate is calculated based on the projected opening balance of the Consolidated Debt Facility in each forecast year. The weighted average interest rate under the Consolidated Debt Facility will escalate from 1% to approximately 12% up to 2018, thereby substantially reducing Anooraq’s current cost of debt (approximately 16%).

4.7

There will be no fixed repayment term for the Consolidated Debt Facility during the peak funding years while the Brakfontein and MPH Delta 80 UG2 expansion projects are still in their ramp-up phase through to 2016. Anooraq will be required to fully repay the Consolidated Debt Facility to Amplats by 31 December 2020. There will be no penalty for early repayment. Anooraq will be required to reduce the Consolidated Debt Facility owing to Amplats to an outstanding balance (including capitalised interest) of ZAR1 billion (US$125 million) as at 31 December 2018, and ZAR500 million (US$62.5 million) as at 31 December 2019.

4.8

Anooraq will be obliged to utilise 90% of its attributable share of free cash flows generated from Bokoni Platinum Mine operations to service the Consolidated Debt Facility and 10% of such free cash flow will be available to Anooraq.

4.9	Anooraq will not be required to effect any mandatory refinancing of the Consolidated Debt Facility during the debt term through to 2020.

4.10	Bokoni Platinum Mine will extend its existing concentrate purchase agreement with Amplats on the same terms and conditions for a period of eight years, terminating on 31 December 2020.

4.11	Anooraq will retain its existing option to acquire an ownership interest in Amplats’ Polokwane smelter complex on terms agreed between the Parties.

4.12

Amplats will provide Anooraq with a working capital facility at JIBAR plus 4% per annum of up to ZAR90 million (US$11 million) (including capitalised interest) to fund its general and administrative expenses. This will ensure that Anooraq has sufficient working capital to cover its corporate overheads through to 2015. The working capital facility is fully repayable by 31 December 2018.

4.13	Anooraq will receive an additional management incentive fee of up to 2% of the Bokoni group’s after tax profits if certain technical targets above budget plan, as agreed between the Parties, are met.

4.14

Amplats will continue to hold the B preference shares issued at the time of the Original Transaction (representing a 26% interest in Anooraq) until 31 December 2018. Atlatsa Holdings (Proprietary) Limited (formerly Pelawan Investments (Proprietary) Limited), being the 51% Black Economic Empowerment majority shareholder in Anooraq, will also extend its shareholding in Anooraq through to 31 December 2018.

4.15	Anooraq will not issue any new equity in terms of the Transaction and its fully diluted shares in issue will remain at 445 million shares in issue with major shareholders as follows:

Shareholder	No. of common shares	% of share capital
Atlatsa Holdings (formerly Pelawan)	227 million[2]	51%
Amplats (B preference shares)	116 million[3]	26%
Employee & Community Trusts	14 million	3%
Public (including common shares available pursuant to the incentive stock option plan)	88 million	20%

5.	New management team and operating protocol

The Parties have agreed to enhance the Bokoni Platinum Mine management team and implement a new management operating protocol, which will increase Amplats’ active involvement in areas of the operations relating to mining, processing and capital projects execution. The new joint venture operating protocol will see both Amplats and Anooraq providing management support services at the Bokoni Platinum Mine operations pursuant to a new management services agreement.

The Bokoni Platinum Mine operations will be lead by Mr. Dawid Stander, in his capacity as Managing Director of Bokoni Platinum Mine with effect from 1 February 2012. For further details on Mr. Stander’s appointment, please view Anooraq’s announcement of 1 February 2012.

6.	Conditions precedent

The implementation of the Transaction will be subject, inter alia, to the fulfillment of the following conditions precedent:

•	conclusion of the requisite definitive agreements;

•	approval of the definitive agreements by the Amplats Board and Anooraq special committee of independent directors and board of directors;

•	approval of the Transaction by the relevant regulatory authorities including the TSX Venture Exchange, Johannesburg Stock Exchange, NYSE Amex and the South African Department of Mineral Resources; and

•	approval by Anooraq shareholders, where required, in a general meeting.

7.	Further cautionary announcement

Further details relating to the Transaction will be communicated to shareholders in due course.

Further to the cautionary announcements by Anooraq dated 13 May 2011, 28 June 2011, 10 August 2011, 21 September 2011, 2 November 2011 and 15 December 2011, Anooraq shareholders are advised that the financial effects of the Transaction are still being determined and may have a material effect on the price of Anooraq securities. Accordingly, Anooraq shareholders are advised to continue exercising caution when dealing in Anooraq securities until a further announcement is made.

A further announcement will be released on the Securities Exchange News Service, filed on SEDAR and published in the South African press as soon as the definitive agreements have been signed and the financial effects have been finalised.

Johannesburg
2 February 2012
www.angloamericanplatinum.com
www.anooraqresources.com

_______________________________________ 2 Includes 111.2 million B preference shares convertible into Anooraq common stock after 31 December 2018.
[3] The B preference shares are convertible into Anooraq common stock after 31 December 2018.

Contact information:

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Capital (Pty) Ltd
Melanie de Nysschen / Annerie Britz / Yvette
Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Transaction and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: that the Transaction will receive necessary regulatory approvals and complete in a timely manner, Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the completion of the Transaction and receipt of necessary regulatory approvals;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

•	operating and technical difficulties in connection with mining development activities;
•	uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;
•	the protection of the health and safety of mine workers; and
•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•	changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•	changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.